August 17, 2006

BY HAND AND BY EDGAR

Mr. Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	New BlackRock, Inc.
Registration Statement on Form S-4 (File No. 333-134916)

Dear Mr. Webb:

On behalf of New BlackRock, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 3 (“Amendment No. 3” or the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on July 25, 2006.

The changes reflected in the Registration Statement include those made in accordance with the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 11, 2006 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter in italics each of the Comments in the Comment Letter and

Mr. Mark Webb

August 17, 2006

numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions in our responses correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 3.

General

1.	Pursuant to our prior telephone conversations with counsel, we have determined that New BlackRock is not S-3 eligible. Please revise the registration statement to include a recent events section to summarize the company’s most recent financial results as found in the materials furnished in the Current Report on Form 8-K dated July 18, 2006.

The Registration Statement has been revised to include second quarter 2006 data, including in the summary financial data on page 12. While we are prepared to have the Registration Statement declared effective without it reflecting S-3 eligibility, we believe that New BlackRock should be considered S-3 eligible, and we intend to correspond further with the Staff regarding the matter.

Other Factors, page 53

2.	We note your response to our prior comment 6. However, the disclosure should include all financial compensation made by the registrant to Citigroup or its affiliates.

The disclosure on page 55 has been revised in response to the Staff’s Comment.

Documents Incorporated by Reference, page 98

3.	Since the company is not S-3 eligible, please delete the language in the second paragraph relating to forward incorporation by reference.

The disclosure on page 98 has been revised. However, as noted above, we believe, that New BlackRock should be considered S-3 eligible.

Financial Statements of Merrill Lynch Investment Managers Business

Combined Statements of Earnings, page F-3

4.

We refer to your response to comment 30 in your response letter dated July 24, 2006 that states the effort to change your income statement structure to support a costs of goods sold presentation would cost tens of millions of

Mr. Mark Webb

August 17, 2006

dollars and thousands of employees around the world. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

We note the Staff’s Comment.

Form 10-K of BlackRock for the year ended December 31, 2005

Consolidated Statements of Income, page F-8

5.	We refer to your response to comment 20 in your response letter dated August 9, 2006 and to the summary of the costs to develop and maintain a system to provide a cost of products line item. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

We note the Staff’s Comment.

*         *         *

Mr. Mark Webb

August 17, 2006

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please contact the undersigned at (212) 735-2790 should you require further information or have any questions concerning this filing.

Sincerely,

/S/ RICHARD T. PRINS
Richard T. Prins

cc:	Robert P. Connolly, Esq.
New BlackRock, Inc.
40 East 42nd Street
New York, NY 10022